UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to _________

Commission file number 1-37671

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY EMPLOYER, LLC 401(k) EMPLOYEE SAVINGS PLAN & TRUST I

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST CITY REALTY TRUST, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

FOREST CITY EMPLOYER, LLC 401(k) EMPLOYEE SAVINGS PLAN & TRUST I

_____________________________________________________________________________________

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2015 AND 2014 AND
FOR THE YEAR ENDED DECEMBER 31, 2015

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Table of Contents
______________________________________________________________________________________________________

Page

Report of Independent Registered Public Accounting Firm	1 - 2

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	4

Notes to Financial Statements	5 - 10

Supplemental Schedule: *
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2015	11

*    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

i

Grant Thornton LLP
1375 East 9th Street, Suite 1500
Cleveland, OH 44114-1718

T 216.771.1400
F 216.771.1409
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm

Plan Administrator
Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I

We have audited the accompanying statements of net assets available for benefits of Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I (formerly known as Forest City 401(k) Employee Savings Plan & Trust) (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
June 22, 2016

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
______________________________________________________________________________________________________

	2015	2014
Assets
Investments at fair value	$166,494,695	$163,881,371

Receivables:
Employer contributions	2,780,341	2,832,672
Notes receivable from participants	2,455,112	2,421,365
Total receivables	5,235,453	5,254,037

Net assets available for benefits	$171,730,148	$169,135,408

The accompanying notes are an integral part of these financial statements.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

______________________________________________________________________________________________________

Investment income (loss):
Interest and dividends	$6,680,284
Net depreciation in fair value of investments	(3,674,463)
Net investment income	3,005,821

Contributions:
Participant	8,931,915
Employer	2,780,341
Rollovers	278,295
Total contributions	11,990,551

Interest income on notes receivable from participants	102,621

Benefits paid to participants	(12,491,503)

Loan origination fees	(12,750)

Net increase	2,594,740

Net assets available for benefits:
Beginning of year	169,135,408
End of year	$171,730,148

The accompanying notes are an integral part of these financial statements.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Notes to Financial Statements
December 31, 2015 and 2014
______________________________________________________________________________________________________

1.	Description of the Plan

Effective as of 11:59 pm, Eastern Time, on December 31, 2015, the plan name changed from Forest City 401(k) Employee Savings Plan & Trust to the Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Plan Sponsor. Pursuant to an Assignment and Assumption Agreement, effective as of 11:59 pm, Eastern Time, on December 31, 2015, by and between Forest City Enterprises, Inc. and Forest City Employer, LLC (the “Company”), the Company became the successor to Forest City Enterprises, Inc. as plan sponsor. Forest City Employer, LLC is a subsidiary of Forest City Realty Trust, Inc.
Pursuant to a merger agreement, effective as of 11:59 pm, Eastern Time, on December 31, 2015 (the “Effective Time”), (i) each outstanding share of Forest City Enterprises, Inc. Class A common stock, par value $.33 1/3 per share, and Class B common stock, par value $.33 1/3 per share, automatically converted into one share of Forest City Realty Trust, Inc. Class A common stock, $.01 par value per share, and Class B common stock, $.01 par value per share, respectively, (ii) Forest City Enterprises, Inc. became a wholly-owned subsidiary of the Forest City Realty Trust, Inc. and (iii) Forest City Realty Trust, Inc. became the publicly-traded New York Stock Exchange-listed parent company that succeeded to and continued to operate substantially all of the existing businesses of Forest City Enterprises, Inc. and its subsidiaries. All references to “Forest City” refer to Forest City Enterprises, Inc. before the Effective Time and Forest City Realty Trust, Inc. as of the Effective Time and thereafter.
General. The Plan is a defined contribution plan covering all employees of the Company, except contract security, temporary employees, interns, employees covered by collective bargaining agreements that do not permit participation in the Plan and employees of non-legacy Forest City Enterprises, Inc. companies as defined in the Plan, as amended. Certain employees of RMS Investment Corporation (“RMS”), an affiliate of the Company, are also covered by the provisions of the Plan. The Company and RMS are herein collectively referred to as the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended, (“ERISA”).

Eligibility. Employees who have completed 90 days of service and have attained age 21 are eligible.

Participant Accounts. Each participant’s account is credited with the participant’s contribution (deferred compensation), the Employer’s matching contribution, and allocation of the Plan’s earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, subject to statutory limitations imposed by the Internal Revenue Code (“IRC”). New employees are automatically enrolled at a 1% contribution level and have 90 days to opt out. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. Each year the Employer contributes to the Plan a discretionary matching contribution equal to a percentage of each participant’s contribution, subject to a maximum per participant. The Employer’s matching contribution for 2015 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant’s deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contributions, up to an annual maximum of $3,500. Participants are eligible to receive an Employer’s matching contribution by being actively employed on the first and last day of the Plan year for which the contribution applies (“Plan Year”), and having completed at least 1,000 hours of service during the Plan Year.

Vesting. Participants are immediately vested in all contributions made plus actual earnings thereon.

Payment of Benefits. Lump-sum payments are made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

Notes Receivable from Participants. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50 percent of the participant’s vested

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Notes to Financial Statements
December 31, 2015 and 2014
______________________________________________________________________________________________________

account balance. The loans are secured by the balance in the participant’s account and bear interest at the fixed rate of 1% above prime. The interest rate is fixed at the inception of the loan. Outstanding loans bore interest at 4.25% at December 31, 2015 and 2014. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant’s principal residence, which may be amortized over a period up to ten years. Principal and interest paid by the participant is credited to the participant’s account.

2.	Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements were prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 of the financial statements for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Administrative Expenses. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of Company stock, collective trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

New Accounting Guidance. In July 2015, the Financial Accounting Standards Board (“FASB”) issued guidance to simplify the required disclosures related to employee benefit plans. Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive contracts. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirement to disclose individual investments that are 5% or more of total net assets available for benefits, as well as the net appreciation (depreciation) of fair value by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Part III is not applicable to the Plan. The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. The Plan elected to early adopt this guidance as of December 31, 2015, as permitted and has applied this guidance retrospectively, as required. The adoption resulted in the reclassification of $203,682 related to the adjustment from fair value to contract value for the fully benefit-responsive collective trust fund within the Statement of Net Assets Available for Benefits as of December 31, 2014. Furthermore, the Plan has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation (depreciation) of fair value by type. There were no other impacts

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Notes to Financial Statements
December 31, 2015 and 2014
______________________________________________________________________________________________________

on the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015 as a result of the adoption.

In May 2015, the FASB issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. The Plan elected to early adopt this guidance as of December 31, 2015, as permitted and has applied this guidance retrospectively, as required. The adoption has been reflected in Note 3 of the financial statements. The adoption had no impact on the Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014 or the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Subsequent Events. Management of the Plan has evaluated subsequent events and there were no material subsequent events that required recognition or additional disclosures in these financial statements.

3.	Fair Value Measurements

Accounting guidance provides a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for the identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Notes to Financial Statements
December 31, 2015 and 2014
______________________________________________________________________________________________________

Collective trust fund - Stable Value fund: Valued at the NAV of units of the collective trust. The fund is composed primarily of fully benefit-responsive investment contracts that are valued at contract value. NAV is determined to be contract value which is the value participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Collective trust fund - Equity Index Trust: Valued at the NAV of units of the collective trust. The NAV as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$139,348,342	$—	$—	$139,348,342
Forest City Realty Trust, Inc. common stock	12,245,676	—	—	12,245,676
Total assets in the fair value hierarchy	151,594,018	—	—	151,594,018

Investments measured at net asset value:
Collective trust fund				14,900,677

Total assets at fair value				$166,494,695

	2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$125,081,617	$—	$—	$125,081,617
Forest City Enterprises, Inc. common stock	11,867,864	—	—	11,867,864
Total assets in the fair value hierarchy	136,949,481	—	—	136,949,481

Investments measured at net asset value:
Collective trust funds				26,931,890

Total assets at fair value				$163,881,371

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2015 and 2014:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2015	2014	Commitments	Frequency	Notice Period
Stable Value Fund	$14,900,677	$13,846,479	$—	Daily	Daily
Equity Index Trust	$—	$13,085,411	$—	Daily	Daily

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Notes to Financial Statements
December 31, 2015 and 2014
______________________________________________________________________________________________________

4.	Stable Value Fund

The objective of the Stable Value Fund (“Fund”) is to provide maximum current income while maintaining stability of principal. To achieve this objective, the Fund will invest primarily in investments that are designed to provide stability and a competitive yield, such as, Synthetic Investment Contracts and Guaranteed Investment Contracts. Because such investments are not actively traded in the open market and generally must be held until maturity, there is a risk that, like any investment, one or more of the Fund’s holdings could fail to make scheduled interest and principal payments prior to maturity, potentially reducing the Fund’s income level and causing a loss of principal. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the Fund in order to ensure that securities liquidations will be carried out in an orderly business manner.

Participants may ordinarily direct the withdrawal or transfer of all of their investment at contract value daily without any limitations. Certain events including, but not limited to, partial or complete legal termination or tax disqualification of the Plan, may limit the ability of the Fund to transact at contract value; however, the Plan administrator believes that any such events are not probable of occurring.

5.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014

Net assets available for benefits per the financial statements	$171,730,148	$169,135,408
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts (1)	—	203,682
Net assets available for benefits per the Form 5500	$171,730,148	$169,339,090

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2015 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$2,594,740
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts from the prior year (1)	(203,682)
Net income per Form 5500	$2,391,058
(1) Adjustment from fair value to contract value for December 31, 2015 is not required. See New Accounting Guidance section for additional information.

6.	Related Party and Party-In-Interest Transactions

The Plan invests in common stock of Forest City, as well as shares of mutual funds and collective trust funds managed by the Trustee, which qualify these transactions as party-in-interest transactions. The Plan held an investment in Forest City’s Class A common stock of $11,719,021 (534,383 shares) and $11,331,108 (531,977 shares) at December 31, 2015 and 2014, respectively, and the Plan held an investment in Forest City’s Class B common stock of $526,655 (22,298 shares) and $536,756 (23,266 shares) at December 31, 2015 and 2014, respectively.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Notes to Financial Statements
December 31, 2015 and 2014
______________________________________________________________________________________________________

8.	Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated March 31, 2014, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the IRC. Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2012.

Forest City Employer, LLC 401(k) Employee Savings Plan & Trust I
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

		Number of		Current
Description		Units	Cost	Value

Investments:
	Mutual funds:
	American Beacon Stephens Small Cap Growth Instl	67,304	**	$1,014,942
	American Century Mid Cap Value Institutional	141,259	**	2,062,375
	American Funds EuroPacific Growth Fund	236,686	**	10,738,439
	Baird Aggregate Bond Inst	566,901	**	6,014,815
	Dreyfus/ The Boston Company Small Cap Value Fund	111,704	**	2,304,456
	Fidelity Contra Fund	59,906	**	5,927,730
*	T. Rowe Price Blue Chip Growth Fund	304,595	**	22,046,553
*	T. Rowe Price Equity Income Fund	227,253	**	6,467,634
*	T. Rowe Price Mid Cap Growth Fund	146,446	**	10,737,435
*	T. Rowe Price Retirement Balance Inv	84,743	**	1,206,733
*	T. Rowe Price Retirement 2005 Fund	16,899	**	210,059
*	T. Rowe Price Retirement 2010 Fund	286,717	**	4,839,782
*	T. Rowe Price Retirement 2015 Fund	235,481	**	3,221,387
*	T. Rowe Price Retirement 2020 Fund	530,302	**	10,441,653
*	T. Rowe Price Retirement 2025 Fund	468,140	**	6,998,698
*	T. Rowe Price Retirement 2030 Fund	439,293	**	9,580,981
*	T. Rowe Price Retirement 2035 Fund	319,520	**	5,045,214
*	T. Rowe Price Retirement 2040 Fund	298,172	**	6,732,717
*	T. Rowe Price Retirement 2045 Fund	299,204	**	4,535,932
*	T. Rowe Price Retirement 2050 Fund	152,208	**	1,939,128
*	T. Rowe Price Retirement 2055 Fund	32,038	**	407,205
*	T. Rowe Price Retirement 2060 Fund	1,099	**	10,643
	TIAA-CREF Inflation Linked Bond I	49,730	**	553,991
	Tradelink Investments Fund	82,847	**	82,847
	Vanguard Institutional Index	68,989	**	12,874,767
	Vanguard Mid Cap Index Admiral	13,081	**	1,945,476
	Vanguard Short Term Investment Grd, ADM	133,215	**	1,406,750

				139,348,342

	Collective trust fund:
*	T. Rowe Price Stable Value Fund	14,900,677	**	14,900,677
				14,900,677

	Common stock of Forest City Realty Trust, Inc.:
*	Class A	534,383	**	11,719,021
*	Class B	22,298	**	526,655
				12,245,676

*	Participant loans, 4.25% interest rate			2,455,112

	Total investments			$168,949,807

	* Denotes party-in-interest.
	** Participant-directed investment, cost information is omitted

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Realty Trust, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY EMPLOYER, LLC 401(k) EMPLOYEE SAVINGS PLAN & TRUST I
(Name of Plan)

June 22, 2016	/s/ Robert G. O’Brien
(Date)	Robert G. O’Brien,
Executive Vice President and
Chief Financial Officer
Forest City Realty Trust, Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.1	Consent of Grant Thornton LLP regarding Form S-8
(Registration No. 333-173211).